Exhibit 21.1

List of Subsidiaries of Huron Consulting Group Inc.

Certain subsidiaries are omitted from this exhibit because, when considered individually or in the aggregate, they would not constitute a significant subsidiary, as defined in Regulation S-X, Rule 1-02(w).

Name	Jurisdiction of Organization

Huron Consulting Group LLC	Delaware